23 November 1999

Ref: 55/99

FEDERAL COURT DECISION ON TAX CASE

The Broken Hill Proprietary Company Limited (BHP) welcomed today's Federal Court ruling in the Company's favour regarding a dispute with the Australian Taxation Office.

The dispute concerned the deductibility of financing costs paid to General Electric Company in connection with BHP's acquisition of the Utah Group in the early 1980s. The Australian Taxation Office sought to recover from BHP a disputed tax amount of about $A88 million plus $112 million in interest charges.

The Company disclosed a total contingent liability of A$200 million, as at 31 May 1999, in the1999 annual report. Of the total amount, $79 million had previously been paid and was accounted for as a non-current asset in the financial statements, pending finalisation of the litigation.

The Company will be entitled to a refund of $79 million plus after tax interest of approximately A$29 million following conclusion of the matter.

* * * * *

FOR FURTHER INFORMATION CONTACT:

Media Relations: Mandy Frostick

Manager Media Relations

BHP Group - Melbourne

Tel: +61 3 9609 4157 (bh)

+61 3 9687 6651 (ah)

+61 419 546 245 (mobile)

Investor Relations: Dr Robert Porter

Vice President Investor Relations - Melbourne

Tel: +61 3 9609 3540

Pierre Hirsch

BHP Investor Relations - San Francisco

Tel: (415) 774 2030